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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

IFTH Acquisition Corp.
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
45171V109
(CUSIP Number)
William J. Caragol
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8009
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45171V109	Page	2	of	5

1	NAMES OF REPORTING PERSONS William J. Caragol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,370,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,370,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,370,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	45171V109	Page	3	of	5

Item 1.	Security and Issuer
This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share, of IFTH Acquisition Corp., a Delaware corporation (“IFTH”), and is being filed on behalf of William J. Caragol to amend the Schedule 13D that was originally filed on November 10, 2008 with the Securities and Exchange Commission. Information reported in the original filing remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 1.

Item 2.	Identity and Background
The name of the reporting person is William J. Caragol. His business address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. Mr. Caragol’s present principal occupation or employment is chief executive officer, president and acting chief financial officer of IFTH and acting chief financial officer of VeriChip Corporation. Mr. Caragol is a citizen of the United States of America.
Mr. Caragol has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
On August 1, 2008, Blue Moon entered into a Purchase Agreement for the purchase of 2,570,000 Shares from Digital Angel Corporation, which represented Digital Angel Corporation’s entire interest in IFTH. Blue Moon paid, in consideration for the Shares, $400,000, which amount was provided as capital contributions by the members of Blue Moon in consideration for the Shares. Mr. Caragol is a member and manager of Blue Moon. On October 24, 2008, Mr. Caragol, due to his appointment as acting chief executive officer and acting chief financial officer of IFTH, and in lieu of salary compensation through the end of 2009, received 1,000,000 Shares, 500,000 of which was restricted and vested upon his appointment as chief executive officer and president on December 3, 2008.

Item 5.	Interest in Securities of the Issuer
(a) and (b) Mr. Caragol beneficially owns 3,370,000 Shares, representing 41.4% of the outstanding common stock of IFTH. Mr. Caragol has sole voting and dispositive power over 3,370,000 Shares.

CUSIP No.	45171V109	Page	4	of	5
Blue Moon and Mr. Silverman, who, together with Mr. Caragol may be deemed to have become members of a group, beneficially own Shares of IFTH as follows:

	Potential
	Deemed		Total		Potential
	Ownership	Other	Potential		Deemed
	Through	Shares	Deemed		Ownership
	Blue Moon	held	Ownership		Percentage
Scott R. Silverman	2,570,000	1,550,000	4,120,000	(1)	47.9%
Blue Moon	2,570,000	0	2,570,000	(1)	31.5%
(1) Includes 450,000 options exercisable for Shares of IFTH. In computing the percentage ownership of Mr. Silverman, shares of common stock subject to the 450,000 options held by Mr. Silverman are deemed outstanding. Mr. Silverman has sole voting and dispositive power over all of these Shares. Blue Moon has sole voting and dispositive power over all of these Shares.
(c) On December 29, 2008, Mr. Caragol made a gift of 200,000 Shares to an irrevocable family trust.
(d) Blue Moon and its members, Mr. Caragol, Barry Edelstein, Jeffrey Cobb and R&R Consulting Partners LLC, and its controlling member, Mr. Silverman, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of IFTH common stock deemed to be beneficially owned by Blue Moon.
(e) Not applicable.

CUSIP No.	45171V109	Page	5	of	5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 6, 2009
/s/ William J. Caragol
Name: William J. Caragol